UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2018
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 8, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis
Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
	$	$	$	$
Revenue	279,062	249,072	237,229	237,404
Cost of sales	220,140	194,625	186,777	183,381
Gross profit	58,922	54,447	50,452	54,023
Gross margin	21.1%	21.9%	21.3%	22.8%
Selling, general and administrative expenses	33,446	27,653	29,123	34,125
Research expenses	2,926	3,233	3,221	2,889
	36,372	30,886	32,344	37,014
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	22,550	23,561	18,108	17,009
Manufacturing facility closures, restructuring and other related charges (recoveries)	5,777	(407)	107	466
Operating profit	16,773	23,968	18,001	16,543
Finance costs (income)
Interest	3,952	3,945	2,462	2,525
Other (income) expense, net	(1,477)	1,328	1,125	(4,693)
	2,475	5,273	3,587	(2,168)
Earnings before income tax expense (benefit)	14,298	18,695	14,414	18,711
Income tax expense (benefit)
Current	(496)	765	988	(1,064)
Deferred	2,742	2,901	2,132	(1,405)
	2,246	3,666	3,120	(2,469)
Net earnings	12,052	15,029	11,294	21,180
Net earnings (loss) attributable to:
Company shareholders	12,006	15,097	11,359	21,319
Non-controlling interests	46	(68)	(65)	(139)
	12,052	15,029	11,294	21,180
Earnings per share attributable to Company shareholders
Basic	0.20	0.26	0.19	0.36
Diluted	0.20	0.26	0.19	0.36
Weighted average number of common shares outstanding
Basic	58,817,410	58,811,586	58,801,327	58,831,518
Diluted	59,081,293	59,103,899	59,146,693	59,154,509

Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
	$	$	$	$
Revenue	243,444	210,158	207,120	209,909
Cost of sales	192,575	162,783	157,980	156,174
Gross profit	50,869	47,375	49,140	53,735
Gross margin	20.9%	22.5%	23.7%	25.6%
Selling, general and administrative expenses	18,776	28,717	25,974	25,576
Research expenses	3,091	2,643	2,978	3,227
	21,867	31,360	28,952	28,803
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	29,002	16,015	20,188	24,932
Manufacturing facility closures, restructuring and other related charges (recoveries)	216	410	267	(7,744)
Operating profit	28,786	15,605	19,921	32,676
Finance costs
Interest	2,290	1,283	1,148	1,236
Other expense, net	593	274	428	15
	2,883	1,557	1,576	1,251
Earnings before income tax expense	25,903	14,048	18,345	31,425
Income tax expense
Current	2,253	2,753	2,693	3,454
Deferred	4,378	1,222	2,219	6,272
	6,631	3,975	4,912	9,726
Net earnings	19,272	10,073	13,433	21,699
Net earnings (loss) attributable to:
Company shareholders	19,244	10,199	13,462	21,682
Non-controlling interests	28	(126)	(29)	17
	19,272	10,073	13,433	21,699
Earnings per share attributable to Company shareholders
Basic	0.33	0.17	0.23	0.37
Diluted	0.32	0.17	0.22	0.36
Weighted average number of common shares outstanding
Basic	59,171,255	59,153,920	59,134,017	58,899,366
Diluted	59,527,823	59,557,443	60,202,147	60,746,886

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of November 7, 2018, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2018 and 2017 (“Financial Statements”). It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers and therefore can give rise to rounding differences.
Overview

The Company reported a 14.6% increase in revenue for the third quarter of 2018 compared to the third quarter of 2017 and a 15.8% increase in revenue for the first nine months of 2018 compared to the same period in 2017. The increase in revenue for the third quarter of 2018 compared to the third quarter of 2017 was primarily due to the Polyair(1) and Airtrax(2) Acquisitions and an increase in average selling price, including the impact of product mix. The increase in revenue for the first nine months of 2018 compared to the same period in 2017 was primarily due to the Cantech(3), Polyair and Airtrax Acquisitions and organic growth.
Gross margin increased to 21.1% in the third quarter of 2018 compared to 20.9% in the third quarter of 2017 primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by an increase in plant-related operating costs. Gross margin decreased to 21.4% in the first nine months of 2018 compared to 22.3% in the first nine months of 2017 primarily due to the impact of the Cantech, Polyair and Airtrax Acquisitions, an unfavourable product mix variance, an increase in medical costs, and the non-recurrence of insurance proceeds related to the South Carolina Flood ("Insurance Proceeds")(4) of $2.1 million realized in the first quarter of 2017.

Net earnings attributable to the Company's shareholders ("IPG Net Earnings") for the third quarter of 2018 decreased to $12.0 million ($0.20 basic and diluted earnings per share) from $19.2 million for the third quarter of 2017 ($0.33 basic earnings per share and $0.32 diluted earnings per share). The decrease was primarily due to an increase in selling, general and administrative expenses (“SG&A”) mainly due to an increase in the fair value of cash-settled, share-based compensation and additional SG&A from the Polyair and Airtrax Acquisitions as well as an increase in manufacturing facility closure costs associated with a one-time charge for non-cash impairments of property, plant and equipment and inventory related to the closure of the Johnson City, Tennessee manufacturing facility. These unfavourable impacts were partially offset by an increase in gross profit and a decrease in income tax expense.

IPG Net Earnings for the first nine months of 2018 decreased to $38.5 million ($0.65 basic and diluted earnings per share) from $42.9 million for the same period in 2017 ($0.73 basic earnings per share and $0.72 diluted earnings per share). The decrease was primarily due to increases in SG&A, interest expense and manufacturing facility closure costs. These unfavourable impacts were partially offset by an increase in gross profit and a decrease in income tax expense.

The Company has included non-GAAP financial measures, adjusted net earnings(5) and adjusted earnings per share(5), because it believes that these measures permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted net earnings for the third quarter of 2018 increased to $20.3 million ($0.34 basic and diluted adjusted earnings per share) from $15.3 million ($0.26 basic and diluted adjusted earnings per share) for the same period in 2017. The increase was primarily due to organic growth in gross profit and additional adjusted net earnings contributed by Polyair.

Adjusted net earnings for the first nine months of 2018 increased to $49.3 million ($0.84 basic adjusted earnings per share and $0.83 diluted adjusted earnings per share) from $45.8 million ($0.77 basic and diluted adjusted earnings per share) for the same period in 2017. The increase was primarily due to organic growth in gross profit, a decrease in income tax expense and additional adjusted net earnings contributed by Cantech and Polyair. These favourable impacts were partially offset by increases in SG&A and interest expense, as well as the non-recurrence of Insurance Proceeds of $2.1 million.
Adjusted EBITDA(5) for the third quarter of 2018 increased to $37.6 million from $32.4 million for the third quarter of 2017 primarily due to organic growth in gross profit and adjusted EBITDA contributed by Polyair.
Adjusted EBITDA for the first nine months of 2018 increased to $102.4 million from $93.9 million for the same period in 2017. The increase primarily was due to organic growth in gross profit and adjusted EBITDA contributed by Cantech and Polyair, partially offset by an increase in SG&A and the non-recurrence of Insurance Proceeds of $2.1 million.

(1)
"Polyair Acquisition" refers to the acquisition by the Company of 100% of the outstanding equity value in Polyair Inter Pack, Inc. ("Polyair") on August 3, 2018. Refer to the section below entitled "Polyair Acquisition" for more information regarding this transaction.

(2)
"Airtrax Acquisition" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018. Refer to the section below entitled "Airtrax Acquisition Through Capstone" for more information regarding this transaction.

(3)
"Cantech Acquisition" refers to the acquisition by the Company of substantially all of the assets of Canadian Technical Tape Ltd. (doing business as "Cantech"), which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017.

(4)
"South Carolina Flood" refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down. "Insurance Proceeds" refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively.

(5)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Highlights:

Pension Contribution

On September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. These plans are now wholly funded on an accounting basis and as a result, the Company expects to reduce future contribution requirements and certain plan administration expenses. In the third quarter of 2018, the Company recognized a net tax benefit of approximately $1.3 million primarily due to the discretionary contribution deducted on the 2017 tax return at the higher 2017 US corporate tax rate, partially offset by the reversal of the related deferred tax asset recorded using the lower US corporate tax rate provided under the Tax Cuts and Jobs Act ("TCJA").

Senior Unsecured Notes

On October 15, 2018, the Company closed its offering of $250.0 million 7% senior unsecured notes due in 2026 (the "Notes Offering"). The Notes Offering resulted in net proceeds to the Company, after deducting underwriting discounts and estimated expenses, of approximately $243.8 million. The Company used the net proceeds from the Notes Offering to repay a portion of the borrowings outstanding under the Company’s existing five-year $600 million credit facility ("2018 Credit Facility")(1) and to pay related fees and expenses, as well as for general corporate purposes. The Company believes the Notes Offering provides optimal flexibility to allocate capital to the business at a historically attractive fixed interest rate.

(1)
"2018 Credit Facility" refers to the five-year $600.0 million credit facility entered on June 14, 2018 pursuant to a credit agreement with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019 ("2014 Revolving Credit Facility"). Refer to the section below entitled "Liquidity and Borrowings" for more information regarding this transaction.

Dividend Declaration

On November 7, 2018, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on December 28, 2018 to shareholders of record at the close of business on December 14, 2018.
Outlook
The Company's expectations for the fiscal year are as follows:

•	Revenue growth in 2018 is expected to be between 16% and 18%, excluding any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•	Adjusted EBITDA for 2018 is expected to be between $140 and $143 million which has been narrowed from our previous expectation of between $140 and $150 million.

•	Total capital expenditures for 2018 are expected to be between $80 and $90 million.

•
The Company expects an 18% to 23% effective tax rate for 2018 and cash taxes paid in 2018 to be less than one third of the income tax expense in 2018. These expectations exclude the potential impact of changes in the mix of earnings between jurisdictions and any new guidance or legislative revisions made with respect to the TCJA enacted into law in the United States on December 22, 2017.

Airtrax Acquisition Through Capstone

On May 11, 2018, the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax as part of a larger transaction involving Capstone Polyweave Private Limited (doing business as “Capstone”) and its minority shareholders. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million and formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. On August 10, 2018, the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction. As a result of this purchase, the Company now has a controlling 55% ownership stake in Capstone with the minority shareholders of Capstone owning 45%. This now concludes the set-up of the intended ownership structure of the Capstone Partnership.

Airtrax manufactures and sells woven products used in various applications, including in the building and construction industry. Under the new arrangement, the Company now controls a fully-operative woven manufacturing facility in Chopanki, India and is continuing to partner with the minority shareholders of Capstone in serving the transferred Airtrax customers while realizing savings from a low-cost manufacturing facility that is expected to support future revenue growth in woven products.

Alongside the acquired operations of Airtrax, the new greenfield manufacturing facility in Karoli, India ("Capstone Greenfield Project") is expected to bring even further capacity to Capstone in its ability to produce woven products primarily for the Company’s global distribution. The Capstone Greenfield Project is progressing on time and on budget, with commercial operations still expected to commence in the first half of 2019. The Company continues to expect an after-tax internal rate of return of at least an after-tax hurdle rate of 15% on this project.

The impact of the Airtrax Acquisition on the Company's earnings was as follows (in millions of US dollars, unaudited):

	Three months ended	May 11, 2018 through
	September 30, 2018	September 30, 2018
	$	$
Revenue	1.4	2.7
Net loss attributable to the Company's shareholders	0.2	0.0

Polyair Acquisition
On August 3, 2018, pursuant to a purchase agreement dated July 17, 2018, the Company acquired 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”) for a total net cash consideration of $146.0 million, subject to certain purchase price adjustments. The Company funded the acquisition with funds available under the Company’s 2018 Credit Facility.
Polyair, formerly a private company, is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's primary products consist of bubble cushioning, foam, mailers and air pillow systems, which are complementary to the Company’s existing product offering. The acquisition will further strengthen the Company’s product bundle and bring immediate and additional scale in protective packaging solutions. With the diverse set of customers between the Company and Polyair, this enhanced product bundle should facilitate significant cross-selling opportunities as both companies currently sell products through similar distribution and end user customer channels. Specifically, both companies have been focused on the e-commerce segment as a growth engine, which is expected to be leveraged even further with this combination. In addition to these revenue synergies, the Company expects to benefit from certain operational cost synergies.
The Company estimates Polyair will generate approximately $133 million of revenue, approximately $14 million in adjusted EBITDA in the twelve months ending December 31, 2018 and will be accretive to the Company earnings in 2019, excluding advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"). Integration costs are expected to be approximately $3 to $4 million with the majority expected to be recognized during 2019 and 2020. The Company estimates Polyair will generate approximately $20 to $22 million in adjusted EBITDA by 2021, which includes both revenue and cost synergies and organic growth driven primarily by the e-commerce business channel. Based on the acquisition price and the expected synergies, the post-transaction valuation multiple is expected to be approximately seven times adjusted EBITDA.

The impact of the Polyair Acquisition on the Company's earnings was as follows (in millions of US dollars, unaudited):

August 3, 2018 through
September 30, 2018
$
Revenue	20.5
IPG Net Earnings	0.8
Results of Operations
Revenue
Revenue for the third quarter of 2018 totalled $279.1 million, a $35.6 million or 14.6% increase from $243.4 million for the third quarter of 2017, primarily due to:

•	Additional revenue of $21.9 million from the Polyair and Airtrax Acquisitions;

•	An increase in average selling price, including the impact of product mix, of approximately 3.7% which had a favourable impact of approximately $9.1 million primarily due to:

•	price increases mainly to mitigate input cost increases in certain tape, film, and woven products; and

•	a favourable product mix in certain tape, film, and woven product categories; and

•	An increase in sales volume of approximately 1.9% or $4.6 million primarily due to an increase in demand for certain tape, woven, and film products.

Revenue for the third quarter of 2018 totalled $279.1 million, a $30.0 million or 12.0% increase from $249.1 million for the second quarter of 2018, primarily due to:

•	Additional revenue of $20.6 million from the Polyair and Airtrax Acquisitions;

•
An increase in sales volume of approximately 6.9% or $17.2 million primarily due to an increase in certain tape products. The Company believes that the increase in sales volume was primarily due to expected seasonality in certain carton sealing tape product categories.

Partially offset by:

•
A decrease in average selling price, including the impact of product mix, of approximately 3.2% or $7.9 million. This decline was primarily due to an unfavorable product mix variance in certain tape product categories.

Revenue for the first nine months of 2018 totalled $765.4 million, a $104.6 million or 15.8% increase from $660.7 million for the same period in 2017, primarily due to:

•	Additional revenue of $56.3 million from the Cantech, Polyair and Airtrax Acquisitions;

•
An increase in average selling price, including the impact of product mix, of approximately 6.2% which had a favourable impact of approximately $41.0 million due to price increases mainly to mitigate input cost increases in certain tape, film, and woven product categories and a favourable product mix in certain film and tape products; and

•	An increase in sales volume of approximately 1.1% or $7.3 million primarily due to an increase in demand for certain tape, woven, and film products.
Gross Profit and Gross Margin
Gross profit totalled $58.9 million for the third quarter of 2018, an $8.1 million or 15.8% increase from $50.9 million for the third quarter of 2017. Gross margin was 21.1% in the third quarter of 2018 and 20.9% in the third quarter of 2017.

•
Gross profit increased primarily due to additional gross profit from the Polyair and Airtrax Acquisitions, an increase in spread between selling prices and combined raw material and freight costs, the non-recurrence of the Cantech non-cash purchase price accounting adjustments, and an increase in sales volume. These favourable items were partially offset by an increase in plant-related operating costs.

•	Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by an increase in plant-related operating costs.
Gross profit totalled $58.9 million for the third quarter of 2018, a $4.5 million or 8.2% increase from $54.4 million for the second quarter of 2018. Gross margin was 21.1% in the third quarter of 2018 and 21.9% in the second quarter of 2018.

•
Gross profit increased primarily due to an increase in sales volume and additional gross profit from the Polyair and Airtrax Acquisitions, partially offset by an unfavourable product mix and an increase in plant-related operating costs.

•	Gross margin decreased primarily due to an unfavourable product mix and an increase in plant-related operating costs.
Gross profit totalled $163.8 million for the first nine months of 2018, a $16.4 million or 11.2% increase from $147.4 million for the same period in 2017. Gross margin was 21.4% in the first nine months of 2018 and 22.3% in the same period in 2017.

•
Gross profit increased primarily due to additional gross profit from the Cantech, Polyair and Airtrax Acquisitions, an increase in spread between selling prices and combined raw material and freight costs, a favourable product mix, and an increase in sales volume. These favourable items were partially offset by an increase in medical costs and the non-recurrence of Insurance Proceeds of $2.1 million.

•
Gross margin decreased primarily due to the Cantech, Polyair and Airtrax Acquisitions, an unfavourable product mix, an increase in medical costs, and the non-recurrence of Insurance Proceeds of $2.1 million.

Selling, General and Administrative Expenses
SG&A for the third quarter of 2018 totalled $33.4 million, a $14.7 million or 78.1% increase from $18.8 million for the third quarter of 2017. The increase was primarily due to an increase in share-based compensation of $10.1 million driven primarily by an increase in the fair value of cash-settled awards in the third quarter of 2018 as compared to a decrease in fair value in the third quarter of 2017 as well as $3.1 million of additional SG&A from the Polyair and Airtrax Acquisitions.
SG&A for the third quarter of 2018 increased $5.8 million or 20.9% from $27.7 million in the second quarter of 2018. The increase was primarily due to $3.0 million of additional SG&A from the Polyair and Airtrax Acquisitions and an increase in share-based compensation of $2.6 million driven primarily by the increase in the fair value of cash-settled awards in the third quarter of 2018 as compared to a decrease in fair value in the second quarter of 2018.
SG&A for the first nine months of 2018 totalled $90.2 million, a $16.8 million or 22.8% increase from $73.5 million in the same period in 2017. The increase was primarily due to (i) $6.2 million of additional SG&A from the Cantech, Polyair and Aitrax Acquisitions, (ii) an increase in share-based compensation of $4.6 million driven primarily by the change in the fair value of cash-settled awards including the impact of the plan amendment approved in 2017 to provide for only cash settlement of performance share unit ("PSU") and deferred share unit ("DSU") awards and (iii) an increase in employee related costs to support growth initiatives.

The following table presents M&A Costs included in SG&A:

	Three months ended			Nine months ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$	$
M&A Costs included in SG&A	2.5	1.3	0.6	5.3	3.9

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges for the third quarter of 2018 totalled $5.8 million, a $5.6 million increase from $0.2 million for the third quarter of 2017 and a $6.2 million increase from recoveries of $0.4 million in the second quarter of 2018.

Manufacturing facility closures, restructuring and other related charges for the first nine months of 2018 totalled $5.5 million, a $4.6 million increase from $0.9 million in the same period in 2017.

The charges incurred in the three and nine months ended September 30, 2017 were primarily related to the post-closure activities of the Columbia, South Carolina manufacturing facility. The increase in all periods of 2018 is primarily due to a one-time charge of $5.2 million mainly for non-cash impairments of property, plant and equipment and inventory associated with the closure of the Johnson City, Tennessee manufacturing facility.

In order to further expand on operational synergies gained from the Cantech Acquisition which was completed in July 2017, the Company will close its Johnson City, Tennessee manufacturing facility and transfer production to other existing manufacturing facilities. The Johnson City manufacturing facility, which primarily produces carton sealing tape, is expected to transfer substantially all current production by the end of 2018. The Company estimates these changes will generate additional annual cost savings of between $1.5 and $2.0 million by reducing its manufacturing overhead footprint while simultaneously improving machine utilization in its existing plants. As a result, total annual synergies gained from the Cantech Acquisition are now expected to be between $3.5 and $6.0 million by the end of 2019, an increase from the prior estimate of between $2.0 and $4.0 million. Total estimated cash costs of approximately $2.5 million are expected to be incurred mainly in 2018 and 2019 as it relates to the plant closure.
Finance Costs
Finance costs for the third quarter of 2018 totalled $2.5 million, a $0.4 million decrease from $2.9 million in the third quarter of 2017, primarily due to an increase in foreign exchange gains, partially offset by an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt.
Finance costs decreased $2.8 million for the third quarter of 2018 from $5.3 million in the second quarter of 2018, primarily due to an increase in foreign exchange gains and the non-recurrence of debt issue costs written off in the second quarter of 2018 as a result of refinancing and replacing the 2014 Revolving Credit Facility, partially offset by an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt.

Finance costs for the first nine months of 2018 totalled $11.3 million, a $5.3 million increase from $6.0 million in the same period in 2017, primarily due to an increase in interest expense resulting from (i) higher average debt outstanding, (ii) higher average cost of debt and (iii) debt issue costs written off in the second quarter of 2018 as a result of refinancing and replacing the 2014 Revolving Credit Facility, partially offset by an increase in foreign exchange gains.

Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$
Income tax expense	2.2	6.6	9.0	15.5
Earnings before income tax expense	14.3	25.9	47.4	58.3
Effective tax rate	15.7%	25.6%	19.1%	26.6%

The decrease in the effective tax rate in the three months ended September 30, 2018 as compared to the same period in 2017 was primarily due to (i) the reduction in the US statutory corporate tax rate as a result of the TCJA, (ii) a net tax benefit recognized for an $11.3 million discretionary pension contribution deducted on the 2017 tax return at the higher 2017 US corporate tax rate, partially offset by a reversal of the related deferred tax asset recorded using the lower US corporate tax rate provided under TCJA and (iii) a favourable change in the mix of earnings between jurisdictions, partially offset by the elimination and limitation of certain deductions in the US as a result of the TCJA. The decrease in the effective tax rate in the nine months ended September 30, 2018 as compared to the same period in 2017 was primarily due to the reduction in the US statutory corporate tax rate as a result of the TCJA and the net tax benefit recognized for an $11.3 million discretionary pension contribution discussed above, partially offset by the elimination and limitation of certain deductions in the US as a result of the TCJA.
IPG Net Earnings
IPG Net Earnings for the third quarter of 2018 totalled $12.0 million, a $7.2 million decrease from $19.2 million for the third quarter of 2017. The decrease was primarily due to an increase in SG&A mainly due to an increase in the fair value of cash-settled, share-based compensation and additional SG&A from the Polyair and Airtrax Acquisitions as well as an increase in manufacturing facility closure costs associated with a one-time charge for non-cash impairments of property, plant and equipment and inventory related to the closure of the Johnson City, Tennessee manufacturing facility. These unfavourable impacts were partially offset by an increase in gross profit and a decrease in income tax expense.
IPG Net Earnings for the third quarter of 2018 decreased $3.1 million from $15.1 million for the second quarter of 2018, primarily due to a one-time charge for non-cash impairments of property, plant and equipment and inventory related to the closure of the Johnson City, Tennessee manufacturing facility and an increase in SG&A. These unfavourable impacts were partially offset by an increase in gross profit, an increase in foreign exchange gains and a decrease in income tax expense.
IPG Net Earnings for the first nine months of 2018 totalled $38.5 million, a $4.4 million decrease from $42.9 million for the same period in 2017, primarily due to increases in SG&A, interest expense and manufacturing facility closure costs. These unfavourable impacts were partially offset by an increase in gross profit and a decrease in income tax expense.
Non-GAAP Financial Measures
This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows (please see the "Adjusted Net Earnings (Loss)" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA and Adjusted EBITDA” section below for a description and reconciliation of EBITDA and adjusted EBITDA, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges; (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended			Nine months ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$	$
IPG Net Earnings	12.0	15.1	19.2	38.5	42.9
Manufacturing facility closures, restructuring and other related charges (recoveries)	5.8	(0.4)	0.2	5.5	0.9
M&A Costs	2.8	1.7	1.9	6.0	5.3
Share-based compensation expense (benefit)	1.8	(0.7)	(8.2)	1.5	(3.1)
Impairment of long-lived assets and other assets	—	—	—	0.0	—
Loss on disposal of property, plant and equipment	0.0	0.1	0.1	0.2	0.2
Income tax effect of these items	(2.1)	0.1	2.1	(2.4)	(0.4)
Adjusted net earnings	20.3	15.8	15.3	49.3	45.8

IPG Net Earnings per share
Basic	0.20	0.26	0.33	0.65	0.73
Diluted	0.20	0.26	0.32	0.65	0.72

Adjusted earnings per share
Basic	0.34	0.27	0.26	0.84	0.77
Diluted	0.34	0.27	0.26	0.83	0.77

Weighted average number of common shares outstanding
Basic	58,817,410	58,811,586	59,171,255	58,810,166	59,153,200
Diluted	59,081,293	59,103,899	59,527,823	59,111,165	59,731,435
Adjusted net earnings totalled $20.3 million for the third quarter of 2018, a $4.9 million or 32.2% increase from $15.3 million for the third quarter of 2017, primarily due to organic growth in gross profit and additional adjusted net earnings contributed by Polyair.
Adjusted net earnings for the third quarter of 2018 increased $4.4 million or 28.1% from $15.8 million for the second quarter of 2018, primarily due to an increase in foreign exchange gains and additional adjusted net earnings contributed by Polyair.
Adjusted net earnings totalled $49.3 million for the first nine months of 2018, a $3.5 million or 7.6% increase from $45.8 million for the same period in 2017, primarily due to organic growth in gross profit, a decrease in income tax expense and additional adjusted net earnings contributed by Cantech and Polyair. These favourable impacts were partially offset by (i) an increase in SG&A mainly resulting from an increase in employee related costs to support growth initiatives and variable compensation, (ii) an increase in interest expense and (iii) the non-recurrence of Insurance Proceeds of $2.1 million.

EBITDA and Adjusted EBITDA
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) loss (gain) on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended			Nine months ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$	$
Net earnings	12.1	15.0	19.3	38.4	42.8
Interest and other finance costs	2.5	5.3	2.9	11.3	6.0
Income tax expense	2.2	3.7	6.6	9.0	15.5
Depreciation and amortization	10.4	10.0	9.6	30.5	26.3
EBITDA	27.2	34.0	38.4	89.2	90.6
Manufacturing facility closures, restructuring and other related charges (recoveries)	5.8	(0.4)	0.2	5.5	0.9
M&A Costs	2.8	1.7	1.9	6.0	5.3
Share-based compensation expense (benefit)	1.8	(0.7)	(8.2)	1.5	(3.1)
Impairment of long-lived assets and other assets	—	—	—	0.0	—
Loss on disposal of property, plant and equipment	0.0	0.1	0.1	0.2	0.2
Adjusted EBITDA	37.6	34.6	32.4	102.4	93.9
Adjusted EBITDA totalled $37.6 million for the third quarter of 2018, a $5.1 million or 15.9% increase from $32.4 million for the third quarter of 2017 and a $3.0 million or 8.6% increase from $34.6 million for the second quarter of 2018. The increase in both periods was primarily due to organic growth in gross profit and adjusted EBITDA contributed by Polyair.
Adjusted EBITDA totalled $102.4 million for the first nine months of 2018, an $8.5 million or 9.0% increase from $93.9 million for the same period in 2017, primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech and Polyair. These favourable impacts were partially offset by an increase in SG&A mainly resulting from an increase in employee related costs to support growth initiatives and variable compensation, as well as the non-recurrence of Insurance Proceeds of $2.1 million.

Off-Balance Sheet Arrangements
There have been no material changes with respect to off-balance sheet arrangements since December 31, 2017 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2017 (“2017 MD&A”).
Working Capital

The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced toward the end of the quarter and inventory builds in anticipation of higher future sales, both of which typically occur in the first, second and third quarters and unwind in the fourth quarter. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 65 for the third quarter of 2018 from 59 for the third quarter of 2017, and decreased from 70 in the second quarter of 2018. Days Inventory increased to 66 for the nine months ended September 30, 2018 from 62 for the same period in 2017. Inventories increased $33.2 million to $161.4 million as of September 30, 2018 from $128.2 million as of December 31, 2017, primarily due to (i) additional inventory resulting from the Polyair and Airtrax Acquisitions, (ii) an increase in production, including the utilization of completed capacity expansion projects, in anticipation of higher expected sales volume, and (iii) an increase in raw material costs and purchases.

The calculations are shown in the following table:

	Three months ended			Nine months ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Cost of sales (1)	$220.1	$194.6	$192.6	$601.5	$513.3
Days in period	92	91	92	273	273
Cost of sales per day (1)	$2.39	$2.14	$2.09	$2.20	$1.88
Average inventory (1)	$156.3	$150.7	$123.4	$144.8	$116.7
Days inventory	65	70	59	66	62
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars
The Company uses Days Sales Outstanding (“DSO”) to measure the performance of its trade receivables. DSO increased to 46 in the third quarter of 2018 from 44 in the third quarter of 2017 and 41 in the second quarter of 2018. DSO increased to 49 for the nine months ended September 30, 2018 from 48 for the same period in 2017. Trade receivables increased $31.6 million to $138.2 million as of September 30, 2018 from $106.6 million as of December 31, 2017, primarily due to an increase in the amount and timing of revenue invoiced later in the third quarter of 2018 as compared to later in the fourth quarter of 2017, including the impact of the Polyair Acquisition. The calculations are shown in the following tables:

	Three months ended			Nine months ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Revenue (1)	$279.1	$249.1	$243.4	$765.4	$660.7
Days in period	92	91	92	273	273
Revenue per day (1)	$3.03	$2.74	$2.65	$2.80	$2.42
Trade receivables (1)	$138.2	$113.1	$116.2	$138.2	$116.2
DSO	46	41	44	49	48
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO

(1)	In millions of US dollars
Accounts payable and accrued liabilities increased $8.3 million to $113.1 million as of September 30, 2018 from $104.8 million as of December 31, 2017, primarily due to the impact of the Polyair Acquisition, partially offset by a reduction in payables resulting from the timing of payments for inventory as well as SG&A.

Liquidity and Borrowings
On June 14, 2018, the Company refinanced and replaced the 2014 Revolving Credit Facility with the new 2018 Credit Facility. The 2018 Credit Facility consists of a $200.0 million term loan (“2018 Term Loan”) and a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) with the 2018 Term Loan amortizing 35% over five years. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $800.0 million if needed. The 2018 Credit Facility provides a more favourable covenant structure and increased flexibility to the Company as compared to the previous credit facility.
The Company relies upon cash flows from operations and funds available under its 2018 Credit Facility to meet working capital requirements, as well as to fund capital expenditures, business acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate activities.

The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfill its obligations for the foreseeable future.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the 2018 Credit Facility may be used, as needed, to fund more significant strategic initiatives.

The 2014 Revolving Credit Facility's outstanding balance of $304.7 million was repaid in full and a corresponding write-off of debt issue costs of $1.0 million was recorded as interest expense under the caption finance costs in earnings in the second quarter of 2018. In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.7 million which were capitalized and are being amortized using the straight-line method over the five-year term.

As of September 30, 2018, the 2018 Term Loan's outstanding principal balance amounted to $197.5 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $279.6 million, for a total outstanding principal balance under the 2018 Credit Facility of $477.1 million ($474.6 million, net of $2.5 million in unamortized debt issue costs). Including $21.8 million in standby letters of credit, total utilization under the 2018 Credit Facility amounted to $498.9 million. Accordingly, the Company’s unused availability as of September 30, 2018 amounted to $98.6 million. In addition, the Company had $12.6 million of cash, yielding total cash and loan availability of $111.3 million as of September 30, 2018 as compared to total cash and loan availability of $186.6 million as of December 31, 2017. The decrease in cash and loan availability is due primarily to an increase in net borrowings to fund the Polyair Acquisition and seasonal working capital requirements.

The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (200 basis points as of September 30, 2018) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio. The 2018 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries.

The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 3.50 to 1.00, with an allowable temporary increase to 4.00 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 3.00 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 3.28 and 8.29 respectively, as of September 30, 2018. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments and asset dispositions. The Company was in compliance with all covenants as of September 30, 2018.

Cash Flows

The Company’s net working capital on the balance sheets increased during 2018 and 2017 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2018 and 2017 working capital items appropriately exclude these effects.

Cash flows from operating activities decreased in the third quarter of 2018 by $9.6 million to $14.2 million from $23.9 million in the third quarter of 2017 primarily due to a discretionary contribution to US defined benefit pension plans in the third quarter of 2018 and an increase in inventories primarily related to an increase in raw material costs and purchases, partially offset by an increase in gross profit and a decrease in cash taxes paid mainly as a result of the TCJA.

Cash flows from operating activities decreased in the third quarter of 2018 by $13.5 million to $14.2 million from $27.7 million in the second quarter of 2018 primarily due to an increase in accounts receivable as discussed in the section entitled "Working Capital" and a discretionary contribution to US defined benefit pension plans in the third quarter of 2018, partially offset by an increase in accounts payable and accrued liabilities primarily due to the timing of payments for inventory and SG&A.

Cash flows from operating activities decreased in the first nine months of 2018 by $11.1 million to $21.8 million from $32.9 million in the same period in 2017 primarily due to larger cash outflows from working capital in 2018 consisting of an increase in inventories, accounts receivable and accounts payable and accrued liabilities as discussed in the section entitled "Working Capital". The decrease was also due to a discretionary contribution to US defined benefit pension plans in the third quarter of 2018, partially offset by an increase in gross profit and a decrease in cash taxes paid mainly as a result of the TCJA.

Cash flows used for investing activities increased in the third quarter of 2018 by $148.8 million to $171.9 million from $23.1 million in the third quarter of 2017 primarily due to the larger Polyair Acquisition in 2018 as compared to the Cantech Acquisition in 2017 and the non-recurrence of the related release of restricted cash balances in the third quarter of 2017.
Cash flows used for investing activities increased in the third quarter of 2018 by $155.4 million from $16.6 million in the second quarter of 2018 primarily due to the Polyair Acquisition in the third quarter of 2018.
Cash flows used for investing activities increased in the first nine months of 2018 by $69.7 million to $207.0 million from $137.4 million in the same period in 2017 primarily due to the larger Polyair Acquisition in 2018 as compared to the Cantech Acquisition in 2017.
Cash flows from financing activities increased in the third quarter of 2018 by $147.0 million to an inflow of $156.3 million from an inflow of $9.3 million in the third quarter of 2017 and by $157.5 million from an outflow of $1.2 million in the second quarter of 2018. Cash flows from financing activities increased in the first nine months of 2018 by $87.7 million to $190.7 million from $102.9 million in the same period in 2017. The increase in all periods was primarily due to greater net borrowings to fund the Polyair Acquisition and other working capital requirements.
The Company is including free cash flows (a non-GAAP financial measure as defined and reconciled below) because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as detailed in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, decreased in the third quarter of 2018 by $4.0 million to negative $8.9 million from negative $4.9 million in the third quarter of 2017 primarily due to a discretionary contribution to US defined benefit pension plans in the third quarter of 2018, partially offset by a decrease in capital expenditures.
Free cash flows decreased by $20.2 million from $11.3 million in the second quarter of 2018 primarily due to a discretionary contribution to US defined benefit pension plans in the third quarter of 2018, a larger cash outflow from changes in working capital and an increase in capital expenditures to support initiatives discussed in the sections entitled "Capital Resources".
Free cash flows increased in the first nine months of 2018 by $2.5 million to negative $36.0 million from negative $38.5 million in the same period in 2017 primarily due to a decrease in capital expenditures, partially offset by a decrease in cash flows from operating activities.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended			Nine months ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$	$
Cash flows from operating activities	14.2	27.7	23.9	21.8	32.9
Less purchases of property, plant and equipment	(23.1)	(16.4)	(28.8)	(57.8)	(71.4)
Free cash flows	(8.9)	11.3	(4.9)	(36.0)	(38.5)

Capital Resources
Capital expenditures totalled $23.1 million and $57.8 million in the three and nine months ended September 30, 2018, respectively, and were funded by borrowings and cash flows from operations. The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $22.1 million as of September 30, 2018 that are expected to be paid out in the next twelve months and will be funded by borrowings and cash flows from operations. These capital expenditures and commitments are primarily to support the Capstone Greenfield Project, the Midland Expansion Project, and other strategic and growth initiatives discussed in the section entitled “Capital Resources” in the Company’s December 31, 2017 MD&A. All such initiatives are progressing substantially as planned in terms of timeline, expenditure levels and financial return expectations.

Contractual Obligations
There have been no material changes with respect to contractual obligations since December 31, 2017 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Contractual Obligations” in the Company’s 2017 MD&A.

Capital Stock and Dividends
As of September 30, 2018, there were 58,817,410 common shares of the Company outstanding.
The Company's share-based compensation plans include: stock options, Stock Appreciation Rights ("SAR"), PSUs, Restricted Share Units ("RSU") and DSUs.
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available cash-settled award type. An RSU, as defined by the Amended and Restated Performance and Restricted Share Unit Plan, is a right to receive a cash payment equal to the five trading days volume weighted average price ("VWAP") of a common share of the Company on the Toronto Stock Exchange ("TSX") upon completion of time-based vesting conditions. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. The fair value of RSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. The RSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability.
The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Equity-settled
Stock options granted	—	—	242,918	—
Stock options exercised	—	—	17,500	226,875
Cash-settled
DSUs granted	—	7,937	43,203	48,179
DSUs settled	—	—	37,668	—
PSUs granted	—	—	284,571	358,377
PSUs (cancelled)/added by performance factor (1)	—	—	(2,125)	69,600
PSUs settled (1)	—	—	335,465	208,800
PSUs forfeited/cancelled	14,540	—	16,053	6,198
RSUs granted	—	—	113,047	—
RSUs forfeited/cancelled	1,228	—	1,228	—
SARs exercised	—	—	147,500	13,250
Cash settlements (in millions of US dollars)	$—	$—	$7.9	$4.3

(1)
The table below provides further information regarding the PSUs settled included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
June 11, 2014	June 22, 2017	139,200	150%	208,800
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125
As of September 30, 2018, $5.7 million was recorded in share-based compensation liabilities, current, and $3.3 million was recorded in share-based compensation liabilities, non-current.

The table below presents the share-based compensation expense (benefit) recorded in earnings in SG&A by award type (in millions of US dollars):

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Equity-settled	0.1	0.0	0.3	0.1
Cash-settled	1.7	(8.3)	1.2	(3.2)
Total	1.8	(8.2)	1.5	(3.1)
The Company paid cash dividends of $0.14 per common share on March 30, June 29 and September 28, 2018 to shareholders of record at the close of business on March 20, June 15 and September 14, 2018, respectively, for an aggregate amount of $24.7 million.

On November 7, 2018, the Company declared a quarterly cash dividend of $0.14 per common share payable on December 28, 2018 to shareholders of record at the close of business on December 14, 2018.
The dividends paid and payable in 2018 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).
The Company renewed its normal course issuer bid ("NCIB") under which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices over a twelve-month period starting on July 23, 2018. As of November 7, 2018, no shares have been repurchased under the renewed NCIB.

Financial Risk, Objectives and Policies

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.
The terms of the interest rate swap agreements are as follows as of September 30, 2018:

	Effective Date	Maturity	Notional amount		Settlement	Fixed interest rate paid
Qualified cash flow hedges:			$			%
	June 8, 2017	June 20, 2022	40.0		Monthly	1.7900
	July 21, 2017	July 18, 2022	CDN 72.0	(1)	Monthly	1.6825
	August 20, 2018	August 18, 2023	60.0		Monthly	2.0450
Non-qualifying cash flow hedges:
	March 18, 2015	November 18, 2019	40.0		Monthly	1.6100

(1)	The notional amount will decrease by 18.0 million Canadian dollars ("CDN") on the 18th of July of each year until settlement.

On August 20, 2018, an interest rate swap agreement with a notional amount of $60.0 million and fixed interest rate of 1.1970% matured and was settled in full.

Legal Matters
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with external legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of September 30, 2018.

Critical Accounting Judgments, Estimates and Assumptions
The preparation of the Company’s Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in the Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods. The Financial Statements should be read in conjunction with the Company’s 2017 annual audited consolidated financial statements.

New Standards adopted as of January 1, 2018

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has chosen the modified retrospective method of adoption, and as a result, the 2017 comparative period has not been restated to conform to the new IFRS 15 requirements. There was no material impact to the Company’s Financial Statements as a result of adopting IFRS 15.

The Company adopted IFRS 9 (2013) - Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. The Company adopted IFRS 9 (2014) on January 1, 2018 and the new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. There was no material impact to the Company’s Financial Statements as a result of adopting IFRS 9 (2014) and the 2017 comparative period has not been restated.

New Standards and Interpretations Issued but Not Yet Effective
Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019. The Company is acting as a lessee for its leases. Management has performed a review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the Company's Financial Statements. Management continues to review these impacts in more detail and will finalize decisions on the adoption method during the fourth quarter of 2018. Based on the Company's current portfolio of leases, management expects:

•	an increase in long-term assets and liabilities, due to the new requirements to record right-of-use assets and related liabilities for operating leases by lessees;

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations;

•
an insignificant change to net earnings and adjusted net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation; and

•
an increase in adjusted EBITDA, as operating lease rent expense will be classified as amortization of the right-of-use asset and interest expense on the related lease obligation, both of which are items excluded from the non-GAAP measure.

Management will continue to refine its models and assumptions in 2018 for these calculations, develop reporting processes to meet the new disclosure requirements, and analyze any new leases or changes to the Company's current lease portfolio.

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on November 1, 2020. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer ("CFO") that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States.
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result of the Polyair Acquisition on August 3, 2018, the internal control over financial reporting utilized by the Company prior to the acquisition became the internal control over financial reporting of Polyair, and the Company is currently in the process of evaluating and integrating Polyair's historical internal controls over financial reporting with the Company's. During the three and nine months ended September 30, 2018, other than continuing changes to internal control processes resulting from the Polyair Acquisition, there have been no material changes to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management’s assessment of internal control over financial reporting as of September 30, 2018 did not include the Polyair Acquisition. Polyair is included in the Company’s Financial Statements and represents 17.3% of total assets as of September 30, 2018 and 7.4% and 2.7% of revenues for the three and nine months then ended, respectively. Subject to the foregoing, the CEO and CFO have concluded that the Company’s internal control over financial reporting as of September 30, 2018 was effective.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2017, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, capital expenditures, sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, capital and other significant expenditures, working capital requirements, pension plan contribution requirements and administration expenses, liquidity, selling prices, fluctuations in costs, the impacts of new accounting standards, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company’s greenfield projects and manufacturing facility expansions; the impact of selling price increases; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the expected financial performance and benefits, including annual cost savings and annual synergies, of the acquisitions including the Polyair Acquisition; the Company’s growth strategy and the strength of the Company’s competitive position moving forward; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2018 Credit Facility; changes to accounting rules and standards; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.